December 15, 2021

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Helix Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed October 29, 2021

File No. 001-39630

Ladies and Gentlemen:

On behalf of our client, Helix Acquisition Corp., a Cayman Islands exempted company (“Helix”), we are writing to submit Helix’s responses to the comments of the staff of the Division of Corporation Finance, Office of Life Sciences, of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced preliminary proxy statement initially filed on October 29, 2021 (the “Proxy Statement”), contained in the Staff’s Letter dated November 24, 2021.

Helix has filed via EDGAR Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”), which reflects Helix’s responses to the comments received from the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by Helix’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 1 as filed.

Preliminary Proxy Statement on Schedule 14A filed on October 29, 2021

Interests of Certain Persons in the Business Combination, page 33

1.	We note that the initial shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: Helix has revised the disclosure on pages 10, 33, 77 and 148 of Amendment No. 1 to address the Staff’s comment.

2.	We note that the Board of Directors considered the potential conflicting interests of Helix’s Sponsor, directors, and officers when evaluating the Business Combination. Please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response: Helix has revised the disclosure on pages 10, 33, and 148 of Amendment No. 1 to address the Staff’s comment.

Risk Factors Related to Helix and the Business Combination

Directors and officers of Helix have potential conflicts of interest in recommending that Helix’s shareholders vote in favor of approval, page 76

3.	Please highlight the risk that the sponsor may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate given how much the sponsor stands to benefit from the completion of a business combination.

Response: Helix has revised the disclosure on pages 12, 35, and150 and the risk factor on page 78 of Amendment No. 1 to address the Staff’s comment.

The Business Combination Proposal, page 110

4.	We note that your disclosure of the Post-Business Combination Ownership Structure on page 112 assumes two redemption scenarios. Please revise to include a sensitivity analysis with a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: Helix has added a sensitivity analysis showing a range of redemption scenarios on page 113 of Amendment No. 1 to address the Staff’s comment.

5.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: Helix has revised the disclosure on page 113 of Amendment No. 1 to address the Staff’s comment.

6.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: Helix has revised the disclosure on pages 113 and 114 of Amendment No. 1 to address the Staff’s comment.

Background of the Business Combination

Negotiations with MoonLake, page 132

7.	With reference to the disclosure on page 132, please revise to discuss who introduced you to MoonLake and the individuals and parties who were involved in the initial communications and negotiations.

Response: Helix has revised the disclosure on page 134 of Amendment No. 1 to address the Staff’s comment.

8.	We note your disclosure on page 132 that you conducted preliminary due diligence on, and held discussions with, 58 companies and only executed one letter of intent, which was with MoonLake. Please revise to disclose whether you entered into any confidentiality agreements with any potential target companies other than MoonLake, and if so, how many and the Board’s reasons for terminating discussions with such companies.

Response: Helix has revised the disclosure on page 133 of Amendment No. 1 to address the Staff’s comment.

9.	Please revise your disclosure in this section to further describe the basis for the Helix Board’s belief that MoonLake had the ability to generate $1 billion in revenue per year within five to seven years given the inherent uncertainty of drug development. Please remove any reference to the ability to “de-risk” as such reference implies that it is possible to mitigate the risk associated with drug development and describe why the Board valued comparisons to bimekizumab which has yet to be approved for commercialization.

Response: Helix has revised the disclosure on page 134 of Amendment No. 1 to address the Staff’s comment.

10.	We note your disclosure that Helix sent an initial draft letter of intent to MoonLake in which it proposed the terms of a business combination. Please revise to clarify how the transaction structure and consideration evolved during the negotiations, including the proposals and counter-proposals made during the course of negotiations, with respect to the material terms of the merger, particularly as it relates to the valuation of MoonLake. Please be sure to indicate which party first presented a valuation figure and discuss each counterproposal so that investors can understand how this term was negotiated and whether the valuation moved materially during this period. Discuss the basis or bases presented in support of each valuation proposed and what factors the Helix Board considered that led to an increase in the valuation of $10 million.

Response: Helix has revised the disclosure on page 134 and 135 of Amendment No. 1 to address the Staff’s comment.

11.	Please clarify whether the financial models MoonLake provided Helix management on June 4, 2021 are materially the same as the MoonLake Forecasts discussed on page 144. If they are materially different, please tell us how they are different, what changes were made and why such changes were made.

Response: Helix has revised the disclosure on page 146 and 147 of Amendment No. 1 to address the Staff’s comment.

MoonLake Valuation Analyses, page 140

12.	With respect to the analyses where SVB Leerink selected certain companies for purposes of comparison, please disclose whether any companies meeting the selection criteria were excluded from the analyses, and if so, why they were excluded.

Response: Helix has revised the disclosure beginning on pages 144 of Amendment No. 1 to address the Staff’s comment.

Certain Projected Financial Information, page 144

13.	We note your disclosure that MoonLake provided its internally derived estimated risk-adjusted net revenues and unlevered free cash flow for the years ending December 31, 2021 through 2040 to Helix in the second quarter of 2021 for use as a component of its overall evaluation of MoonLake and to SVB Leerink, which was authorized and directed by Helix to use and rely upon such information for purposes of providing advice to the Helix Board. We have the following comments regarding these forecasts:

●	Describe the process undertaken to formulate the forecasts and the parties who participated in the preparation of the forecasts. Clearly identify the risk adjustments in arriving at risk-adjusted revenue.

●	Disclose the material assumptions and estimates underlying the forecasts, including MoonLake’s revenue growth rates, operating costs, product pricing, gross margins, etc. and the limitations of the forecasts. Provide investors with sufficient information to evaluate the forecasted financial information and its reasonableness.

●	We note your disclosure that MoonLake provided the risk-adjusted net revenues and unlevered free cash flow information to Helix in the second quarter of 2021 in connection with its overall evaluation of MoonLake and to SVB Leerink, among other things. Please tell us what other information was provided to Helix and SVB Leerink at that time. If the other information provided included additional projected financial information, please disclose those projections or tell us why they are not material to investors.

●	Explain how you arrived at the probability of regulatory approval and the nature of such adjustment and whether you applied the same regulatory success rates for each of the pre-commercialization products, and if so, why.

●	Explain whether management prepared multiple forecast scenarios, and if so, whether the one presented in the document represents the average of the scenarios or the most likely scenario. Explain how you weighted the various scenarios.

●	Explain how management and the Board relied upon the forecasts and how they determined that they are reasonable, particularly in light of the length of the forecasts and since MoonLake is a clinical stage company with limited operations and no approved products. Specifically, address the reliability of the projections related to the later years presented.

●	Explain to us the extent that you have considered providing separate forecasted financial information for each product candidate based on its stage of development.

●	Please quantify the adjustments that Helix management made to the unlevered free cash flow forecasts provided by MoonLake management and the reasons for the adjustments. Disclose projected operating and other expenses in addition to presenting an estimated net income (loss) amount.

●	Disclose the date you assume SLK will be granted regulatory approval for each indication for each significant market reflected in the forecast.

●	Revise to more clearly define for the reader the use of gross-to-net and proportion of days of treatment in estimating annual revenue per patient and how management arrived at 33% and 90%, respectively.

Response: Helix has revised the disclosure beginning on pages 145 through 148 of Amendment No. 1 to address the Staff’s comments.

Business of MoonLake, page 181

14.	You make several assertions regarding the safety and efficacy of your product candidates. Safety and efficacy determinations are solely within the authority of the FDA (or applicable foreign regulator) and are assessed throughout all clinical trial phases. You may present clinical trial end points and objective data resulting from trials without concluding efficacy and you may state that your product candidates have been well tolerated, if accurate. Please revise or remove these and similar statements/inferences throughout your [proxy statement]:

●	Our novel tri-specific Nanobody, sonelokimab (“SLK”, also known as M1095/ALX 0761) is an IL-17A and IL-17F inhibitor that has clinically demonstrated potential to drive disease modification in dermatology and rheumatology patients.

●	Specifically, dosages up to 120 mg showed rapid and significant clinical benefit compared with placebo.

●	In addition to these features, we believe that the strong clinical results achieved to date uniquely position SLK for success.

●	SLK showed notable therapeutic activity and a promising safety profile.

●	We believe SLK has already demonstrated a leading therapeutic advantage in psoriasis as compared to the current standard of care provided by IL-17A inhibitors.

●	SLK demonstrates potential in major inflammatory diseases driven by IL-17A and IL-17F, and clinical trials to date show high response levels (PASI90 and PASI100 scores (Figure 4)) in psoriasis, with a favorable benefit-safety profile.

●	We believe this data describes a benefit-risk profile that is likely to be advantageous to the current standard of care and bimekizumab.

●	Since inflammation in r-axSpA also impacts deep joint tissues, we believe SLK has the potential to demonstrate significant efficacy when compared to other therapies, considering the intrinsic characteristics of the Nanobody.

●	Considering its aforementioned benefit-safety profile and the potential for tissue penetration, we believe SLK could differentiate by elevating the treatment goals to HiSCR75 and beyond, significantly bettering the current standard of care, as well as other similar drugs targeting its mechanism of action.

●	SLK has demonstrated in a Phase 2 study safety and efficacy in psoriasis.

Please revise your disclosure to eliminate any suggestion that your product candidates have been or will ultimately be determined to be safe or effective or to have demonstrated efficacy for purposes of granting marketing approval, including comparisons to the current standard of care. In your revised disclosure, please replace all claims or conclusions related to efficacy with a description of the objective data resulting from the trials.

Response: Helix has revised the disclosure on pages 53, 138, 183 through 192 and 212 of Amendment No. 1 to address the Staff’s comments.

15.	We note your statement that you “are positioned to accelerate the clinical development of SLK.” Please revise this disclosure and any similar disclosure throughout the [proxy statement] to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as such statements are speculative.

Response: Helix has revised the disclosure on pages 52, 183, 184, 192 and 212 of Amendment No. 1 to address the Staff’s comment.

Our Solution: The Tri-Specific Nanobody Sonelokimab (SLK), page 183

16.	We note your disclosure on page 185 stating that “SLK’s Phase 2 clinical trial data in psoriasis indicated that IL-17A/F inhibition provided by SLK is potentially associated with a safety profile that is consistent with current IL-17A inhibitors and is more favorable than bimekizumab, the other IL-17A/F product in development.” If you have not conducted actual head-to-head trials, please revise your disclosure here and elsewhere to clearly state this fact and disclose why you believe these comparisons are appropriate. If you provide disclosure regarding results from other trials, expand your disclosure to provide additional information regarding these trials that would help an investor make a meaningful comparison (e.g., number of subjects, trial design, statistical significance, etc.).

Response: Helix has revised the disclosure on page 187 of Amendment No. 1 to clarify that MoonLake has not conducted head-to-head trials and to supplement the reason that MoonLake believes such comparisons are appropriate in response to the Staff’s comment.

Background opportunity in inflammatory diseases, page 186

17.	Please disclose your basis or a source for the following statements made in this section, including the methodology and any material assumptions and limitations underlying the estimates:

●	“[The Psoriasis] market is projected to grow to over $25 billion by 2029.”

●	“The global PsA therapeutics market was valued at $7.9 billion in 2019 and is expected to grow to approximately $10 billion by 2029.”

●	“The global r-axSpA market was valued at around $4 billion in 2019 and is expected to grow to closer to $5 billion in 2029”

●	“The global HS market was estimated to be approximately $1.0 billion in 2019 and is expected to grow to over $3.0 billion by 2029”

Response: Helix has revised the disclosure on pages 188 through 190 of Amendment No. 1 to address to the Staff’s comment.

Our Pipeline, page 188

18.	Please revise to explain what you mean by SLK for the treatment of psoriasis is “Phase 3-ready.” Please also shorten the lines in your pipeline table for all four indications since you have yet to initiate Phase 3 trials for psoriasis or Phase 2 trials for PsA, axSpA, and HS.

Response: Helix has revised the disclosure on pages 184, 189, and 190 of Amendment No. 1 to delete references to “Phase 3-ready” in the disclosure, and has revised the table on page 190 to shorten the lines in the pipeline table for all four indications to address the Staff’s comment.

Clinical Development of SLK, page 189

19.	We note your disclosure regarding certain clinical trials in this section. Please expand your disclosure to discuss specific trial results for your product candidate on which you intend to rely, including the duration of the trial, the number of subjects or patients in such trials, how the product candidate was administered, who conducted the trials, the dosage used, any serious adverse events experienced, the primary and secondary endpoints and whether they were met. Also, please be sure to identify the year or years when referenced trials were conducted or commenced.

Response: Helix has revised the disclosure on pages 191 and 192 of Amendment No. 1 to address the Staff’s comment.

MoonLake Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 214

20.	We note on page F-31 that MoonLake’s Report of Independent Registered Public Accounting Firm includes an explanatory paragraph regarding MoonLake’s ability to continue as a going concern. Please revise this section, the risk factors and the Summary to address these going concern issues.

Response: Helix has added additional disclosure on pages 39, 50, 217, and F-40 of Amendment No. 1 with respect to MoonLake’s ability to continue as a going concern to address the Staff’s comment.

Helix Acquisition Corp.

Condensed Statements of Operations, page F-3

21.	For the three months ended June 30, 2021, please revise here and on page F-11 the Basic and Diluted net loss per share, Non-Redeemable Ordinary Shares to present a loss using parentheticals, such as ($0.05).

Response: Helix has revised the disclosure on pages F-9 and F-10 of Amendment No. 1 to address the Staff’s comment within its financial statements for the period ended September 30, 2021.

22.	Revise to update your financial statements for the period ended September 30, 2021, and clearly disclose the recent restatement.

Response: Helix has revised the disclosure starting on page F-2 of Amendment No. 1 to address the Staff’s comment.

MoonLake Immunotherapeutics AG

Statement of Operations, page F-33

23.	Consistent with above, please revise your presentation of the Basic and Diluted net loss per common share to present a loss using parentheticals, such as ($47.80).

Response: Helix has revised the disclosure starting on page F-3, such as on page F-53, of Amendment No. 1 to address the Staff’s comment.

Notes to the Financial Statements

Note 13. Subsequent Events

Share-based compensation plan, page F-46

24.	Please clarify if your BOD granted common shares or granted options to acquire common shares under the share based compensation plan. In addition, disclose the price per share these share-based awards were valued. If options to acquire common shares were granted, disclose the vesting requirements if applicable.

Response: Helix has revised the disclosure on pages F-46 through F-48 of Amendment No. 1 to address the Staff’s comment.

* * *

Please do not hesitate to contact Joel L. Rubinstein at (212) 819-7642 or Marie Elena Angulo at (305) 496-5406 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

White & Case LLP

cc:	Bihua Chen, Chief Executive Officer, Helix Acquisition Corp.

Branden C. Berns, Gibson, Dunn & Crutcher LLP